UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 13, 2023, 2022, Waldencast plc (the “Company”), a global multi-brand beauty and wellness platform, issued a press release announcing that it signed a binding letter of intent to acquire a 60% controlling interest in a newly formed entity to be comprised of the business of its Southeast Asia distributor (“SEA Distributor”). The letter of intent is binding upon the SEA Distributor, but Waldencast’s obligations are subject to the satisfaction of certain conditions. As a result of the contemplated acquisition, the Company has changed the date and time of its previously announced earnings release and conference call for its fourth quarter and fiscal year 2022 from March 15, 2023 to April 26, 2023.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated March 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: March 14, 2023	By:	/s/ Philippe Gautier
		Name:	Philippe Gautier
		Title:	Chief Financial Officer and Chief Operating Officer

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